801 East 86th Avenue
Merrillville, IN 46410
July 16, 2013

Mr. Andrew D. Mew
Accounting Branch Chief
Division of Corporation Finance
100 F Street, N.E.
United States Securities and Exchange Commission
Washington, D.C. 20549-7010

Re:	NiSource Inc. Form 10-K for the Fiscal Year Ended December 31, 2012 Filed February 19, 2013 File No. 1-16189
Dear Mr. Mew:

NiSource Inc., a Delaware corporation (“we”, “our”, “NiSource” or the “Company”), submits herewith our response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the above-referenced filing contained in its letter to Mr. Stephen P. Smith of NiSource dated July 9, 2013 (the “Comment Letter”).

As requested in the Comment Letter, we hereby acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For the convenience of reference, Staff's comments are set forth in bold below followed by our response.

Form 10-K for the Fiscal Year Ended December 31, 2012

8. Regulatory Matters, page 75

1.
Please explain to us the accounting and regulatory basis for the three recorded amounts of deferred depreciation as of December 31, 2012. Further, refer to your disclosure on page 78 where you state, “[t]he IURC approved the deferral of debt-based carrying charges and the deferral of depreciation expense for the Sugar Creek assets. Northern Indiana continued to defer such amounts until new electric rates were approved and implemented on December 27, 2011. Balances are being amortized over five years beginning January 2012. As of December 31, 2012, the remaining unamortized balance is $57.3 million. An additional $13.9 million is deferred for consideration in Northern Indiana's next electric rate case.” In this regard, we are unclear about your basis for the additional $13.9 million deferral recorded as a regulatory asset in light of your disclosure that the consideration for this deferral will be subject to a future rate case. Please advise us how your accounting complied with GAAP, or revise your financial statements to comply with ASC 980-340-25-2.

Response:
As of December 31, 2012, NiSource had reported deferred depreciation as regulatory assets on page 76 of NiSource's 2012 Form 10-K at its Northern Indiana subsidiary (electric segment) for R.M. Schahfer Unit 17 and Unit 18 carrying charges and deferred depreciation (“Schahfer”), EERM operation and maintenance and depreciation deferral (“EERM”), and Sugar Creek carrying charges and deferred depreciation (“Sugar Creek”).
All of these balances were recorded pursuant to the provisions of FASB Accounting Standards Codification 980, Regulated Operations (ASC 980). In accordance with ASC 980-340-25, the amounts recorded as regulatory assets represent incurred costs that would otherwise be charged to expense. These regulatory assets represent the deferral of certain debt based carrying, operation and maintenance, and depreciation charges incurred between when the assets were placed in service for ratemaking purposes and recovered through rates. These deferrals were designed to protect Northern Indiana from the effects of regulatory lag and were authorized by regulatory orders issued by the Indiana Utility Regulatory Commission (“IURC”) in Cause Nos. 37819, 42150, and 43396 S-1 for Schahfer, EERM, and Sugar Creek, respectively. ASC980-340-25-1a also requires amounts deferred as regulatory assets be probable of future recovery in rates. With the exception of the $13.9 million deferral for Sugar Creek, Northern Indiana has received IURC orders in Cause Nos. 38045, 42150, and 43969 for Schahfer, EERM, and Sugar Creek, respectively approving recovery and is recovering these amounts through current rates being charged to customers. These regulatory assets are being amortized in accordance with the respective orders.
Management believes that recovery of the $13.9 million regulatory asset for Sugar Creek is probable. The IURC acknowledged this balance in their December 21, 2011 order in the general electric rate case which states:
“Sugar Creek deferred depreciation and carrying charges may continue to be deferred from July 1, 2011 through December 31, 2011 or the implementation of new basic rates and charges, whichever occurs earlier. These amounts will remain as a regulatory asset on NIPSCO's books and records, but shall accrue no additional carrying charges, and NIPSCO may request recovery of the deferred amount in NIPSCO's next general rate case; provided the other settling parties reserve the right to contest the recovery of those amounts”.
The test year for the rate case included Sugar Creek deferred depreciation and carrying charges through June 30, 2011. The regulatory asset for $13.9 million for Sugar Creek represents the continued deferral of certain debt based carrying and depreciation charges from July 1, 2011 until December 27, 2011 when new rates were implemented. Northern Indiana will request recovery of the $13.9 million in its next general rate case proceeding. Based on precedent set in the IURC's order approving these charges incurred prior to July 1, 2011 for recovery, management believes this amount is probable of recovery through future rates. In future filings, we will revise our disclosure to the following:
Sugar Creek carrying charges and deferred depreciation - The IURC approved the deferral of debt-based carrying charges and the deferral of depreciation expense for the Sugar Creek assets. Northern Indiana continued to defer such amounts until new electric rates were approved and implemented on December 27, 2011. Balances are being amortized over five years beginning January 2012. As of December 31, 2012, the remaining unamortized balance is $57.3 million. An additional $13.9 million is deferred for consideration in Northern Indiana's next electric rate case. Management believes this amount is probable of recovery through future rates.
We do not believe that ASC980-340-25-2 is applicable to these assets as follows:

1.	Sugar Creek was not a newly completed plant which is one of the requirements to meet the definition of a phase-in plan.

2.
The Schahfer and EERM deferrals are short-term and designed to protect Northern Indiana from the effects of regulatory lag in the absence of a rate order. Based on the guidance in ASC980-340-55-24 through 26 these types of arrangements are not phase-in plans.

* * * * *
The Company will send a copy of this response to you by overnight delivery. Please direct any further questions or comments you may have regarding this filing to me at (614) 460-6499.

Very truly yours,

/s/ Stephen P. Smith
Stephen P. Smith
Executive Vice President and Chief Financial Officer
NiSource Inc.

cc:	Robert C. Skaggs
Carrie J. Hightman
Robert E. Smith
Jon D. Veurink